Exhibit 99.1

                            [Third Point Letterhead]



May 31, 2007


Samuel Broder, M.D.
Ms. Karen A. Dawes
Mr. Bradford S. Goodwin
Laurence Jay Korn, Ph.D.
Richard Murray, Ph.D.
John S. Saxe, Esq.
L. Patrick Gage, Ph.D
Mr. Mark McDade

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA  94555

Dear PDLI Board Members:

As you know, in our private letter to you three weeks ago we urged the Board to promptly act in the best interest of PDL BioPharma, Inc. ("PDLI" or the "Company") and its shareholders and toward that end;

     o    terminate Mark McDade's employment as Chief Executive Officer,
     o    add three shareholder representatives to the PDLI Board, and
     o retain an investment bank to explore strategic alternatives for the Company.

Last week, in a follow-up letter, we reiterated these demands to the six unconflicted Board members, asking them to act expeditiously for the benefit of all PDLI shareholders. In addition, we called for the termination of L. Patrick Gage as Chairman and Jeanmarie Guenot as head of business development for the reasons spelled out in that letter. We have yet to hear back from you regarding any of these demands.

We trust that your silence is the result of an assiduous and expeditious effort on the part of the Board to conduct its own thorough investigation into the very serious concerns we and others have raised. As you know, these concerns are over potentially significant ethical breaches by Mr. McDade, and circumstances where Mr. McDade appears to have elevated his personal interests above the best interests of PDLI's shareholders. In doing so, he may have damaged shareholder interests and destroyed shareholder value. In our view, and in the view of many other PDLI shareholders, these issues render Mr. McDade unsuitable to continue to serve as PDLI's CEO.

Board of Directors
PDL BioPharma, Inc.
May 31, 2007
Page 2

Equally concerning, despite repeated assurances from Mr. McDade and Dr. Gage over the past month that our four Board candidates would be contacted shortly by the Company's nominating committee or its representatives, not one of these candidates has yet heard from PDLI (nor have any of the references for these candidates, supplied to Mr. McDade two months ago, been contacted). Today, we would like to add a fifth candidate to our nominee list for the PDLI Board - Jean-Jacques Bienaime, Chief Executive Officer of BioMarin Pharmaceutical Inc., and request that he be one of the three shareholder nominees added to the PDLI Board (along with two of our other four candidates). Mr. Bienaime recently contacted Third Point to offer to join the PDLI Board and shared our concerns that company mismanagement is obscuring significant asset value. As you know, Mr. Bienaime is a highly-respected executive in the industry, and in sharp contrast to Mr. McDade, has a demonstrated track record of turning around underperforming companies, commercializing products, and, most importantly, creating significant value for shareholders at the companies that he has managed. Specifically, Mr. Bienaime sold Genencor International roughly 2 1/2 years after taking over as CEO of that company, resulting in an almost 100% return for shareholders during his tenure there, and BioMarin's stock has nearly tripled during his two years as CEO of that company. In sharp contrast, during this same period, Mr. McDade bankrupted Signature Bioscience and significantly harmed value for PDLI shareholders as we have well documented in our previous correspondence. (Mr. Bienaime's competence and value creating abilities are well known to Dr. Gage; Flagship Ventures, where Dr. Gage is a venture partner, installed Mr. Bienaime as a director of one of its portfolio companies.) Given his impressive credentials, we trust you will support Mr. Bienaime's candidacy.

Again, we extend our invitation to all un-conflicted directors to contact us directly so we may share in an unfiltered fashion our concerns regarding Mr. McDade, Dr.Gage and Ms. Guenot. We cannot overstate the importance of your quickly pursuing all sources of information that can shed light on the serious concerns we and others have raised about Mr. McDade's lack of performance and his unsuitability to lead the Company at this critical time. Every day that Mr. McDade continues to run PDLI, critical drug research is compromised, employee morale deteriorates and shareholder value is impaired.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb